March 2, 2021 Securities and Exchange Commission Division of Corporation Finance Washington D.C. 20549 Mail Stop 3561 Attn: Mr. John Dana Brown brownj@sec.gov Re: Opening Night Enterprises LLC Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A; Filed March 2, 2021 File No. 024-10712 DELIVERED VIA E-MAIL Dear Mr. Brown: We have received your office’s letter, dated March 2, 2021 with regard to post-qualification Amendment No. 7 to the above-referenced offering statement. We are now filing the eighth amended postqualification offering statement in response to your letter’s comments and my client’s direction. Our response to the single point raised in your office’s March 2, 2021 letter, is follows: Exhibits – (1): The only comment in your office’s March 2, 2021 letter noted that at page 47 of the revised offering circular, in describing issuer’s manager, Charles Jones’ relevant background in the industry, we added language that mentioned Mr. Jones’ affiliation with Ms. Chenoweth as an example of his industry relationships and in doing so, we unfortunately mentioned that Ms. Chenoweth had “previously committed to being intimately involved with the venture as a co-manager of the business.” Other than that factually accurate mention, we had dutifully removed from our 7th post-qualification amendment, all mentions of Ms. Chenoweth and her proposed involvement with the production in response to your office’s newest comments (despite the fact that the exact same information about Ms. Chenoweth had been present in every single filing of the Offering Circular prior to that amendment and your office never having taken issue with it previously, either in qualifying the offering or in any of the five post-qualification amendments that followed the initial qualification). In response to your office’s March 2, 2021 letter, and as before, in the interest of expediency in having the offering re-qualified, the issuer has resolved to simply remove the problematic new mention cited in your office’s newest letter, rather than engage in a fresh exchange of documentation which will undoubtedly serve to further prolong the requalification process. It is our understanding that your office had no other issues with the most recently filed Post- Qualification Amendment No. 7 to Offering Statement on Form 1-A or with any other previously filed exhibits or other materials, all of which should now be up to date and filed. As nothing has been added to the content of the previously filed Offering Circular, it is our sincere prayer that your office does not take issue with any long existing element of the previously qualified documentation as has happened to us on numerous occasions already. In conclusion, our firm believes that the SEC’s requests are now addressed by the revised information provided in Form 1-A Post-Qualification Amendment No. 8, along with the new corresponding amended Exhibit 1A-2B filed therewith. Accordingly, we ask that the SEC please re-qualify the company’s offering. Very truly yours, By: /s/Ryan J. Lewis .. Ryan J. Lewis, Esq. 207 W. 25th Street, 6th Floor New York, NY 10001 t. (212) 966-6700 f. (212) 966-6051 ryan@rlalaw.net